UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tintri, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88770Q 10 5

(CUSIP Number)

Andrew Moley

Lightspeed Venture Partners

2200 Sand Hill Road

Menlo Park, CA  94025

Telephone:  (650) 234-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88770Q 10 5

1.	Name of Reporting Persons. Lightspeed Venture Partners VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,900,352 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,900,352 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,352 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13D is filed by Lightspeed Venture Partners VIII, L.P., a Cayman Islands exempted limited partnership (“Lightspeed VIII”), Lightspeed General Partner VIII, L.P., a Cayman Islands exempted limited partnership (“LGP VIII”), Lightspeed Ultimate General Partner VIII, Ltd., a Cayman Islands exempted company (“LUGP VIII”), Barry Eggers (“Eggers”), Ravi Mhatre (“Mhatre”), Peter Y. Nieh (“Nieh”) and Christopher J. Schaepe (“Schaepe” and together with Lightspeed VIII, LGP VIII, LUGP VIII, Eggers, Mhatre and Nieh, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Includes 3,384,215 shares of Common Stock and a warrant to purchase 516,137 shares of Common Stock, each of which are held by Lightspeed VIII. LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII. Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)

This percentage is calculated based upon 31,324,097 shares of the Issuer’s common stock outstanding as of December 5, 2017, as reflected in the Issuer’s Quarterly Report on Form 10-Q which was filed with the Securities and Exchange Commission on December 14, 2017.

CUSIP No. 88770Q 10 5

1.	Name of Reporting Persons. Lightspeed General Partner VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,900,352 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,900,352 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,352 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Includes 3,384,215 shares of Common Stock and a warrant to purchase 516,137 shares of Common Stock, each of which are held by Lightspeed VIII. LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII. Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)

This percentage is calculated based upon 31,324,097 shares of the Issuer’s common stock outstanding as of December 5, 2017, as reflected in the Issuer’s Quarterly Report on Form 10-Q which was filed with the Securities and Exchange Commission on December 14, 2017.

CUSIP No. 88770Q 10 5

1.	Name of Reporting Persons. Lightspeed Ultimate General Partner VIII, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,900,352 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,900,352 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,352 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Includes 3,384,215 shares of Common Stock and a warrant to purchase 516,137 shares of Common Stock, each of which are held by Lightspeed VIII. LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII. Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)

This percentage is calculated based upon 31,324,097 shares of the Issuer’s common stock outstanding as of December 5, 2017, as reflected in the Issuer’s Quarterly Report on Form 10-Q which was filed with the Securities and Exchange Commission on December 14, 2017.

CUSIP No. 88770Q 10 5

1.	Name of Reporting Persons. Barry Eggers

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,900,352 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,900,352 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,352 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Includes 3,384,215 shares of Common Stock and a warrant to purchase 516,137 shares of Common Stock, each of which are held by Lightspeed VIII. LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII. Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)

This percentage is calculated based upon 31,324,097 shares of the Issuer’s common stock outstanding as of December 5, 2017, as reflected in the Issuer’s Quarterly Report on Form 10-Q which was filed with the Securities and Exchange Commission on December 14, 2017.

CUSIP No. 88770Q 10 5

1.	Name of Reporting Persons. Ravi Mhatre

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,900,352 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,900,352 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,352 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Includes 3,384,215 shares of Common Stock and a warrant to purchase 516,137 shares of Common Stock, each of which are held by Lightspeed VIII. LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII. Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)

This percentage is calculated based upon 31,324,097 shares of the Issuer’s common stock outstanding as of December 5, 2017, as reflected in the Issuer’s Quarterly Report on Form 10-Q which was filed with the Securities and Exchange Commission on December 14, 2017.

CUSIP No. 88770Q 10 5

1.	Name of Reporting Persons. Peter Y. Nieh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,900,352 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,900,352 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,352 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Includes 3,384,215 shares of Common Stock and a warrant to purchase 516,137 shares of Common Stock, each of which are held by Lightspeed VIII. LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII. Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)

This percentage is calculated based upon 31,324,097 shares of the Issuer’s common stock outstanding as of December 5, 2017, as reflected in the Issuer’s Quarterly Report on Form 10-Q which was filed with the Securities and Exchange Commission on December 14, 2017.

CUSIP No. 88770Q 10 5

1.	Name of Reporting Persons. Christopher J. Schaepe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,900,352 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,900,352 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,352 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Includes 3,384,215 shares of Common Stock and a warrant to purchase 516,137 shares of Common Stock, each of which are held by Lightspeed VIII. LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII. Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)

This percentage is calculated based upon 31,324,097 shares of the Issuer’s common stock outstanding as of December 5, 2017, as reflected in the Issuer’s Quarterly Report on Form 10-Q which was filed with the Securities and Exchange Commission on December 14, 2017.

Explanatory Note:

This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13D originally filed by the Reporting Persons on July 17, 2017 (as amended, the “Schedule 13D”). The Item below amends the information disclosed under the corresponding Item of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4.           Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following paragraph at the end thereof:

The information set forth in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Item 5.           Interest in Securities of the Issuer

Item 5(a), (b) and (c) are hereby amended and restated as follows:

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of March 2, 2018:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)
Lightspeed VIII	3,900,352	0	3,900,352	0	3,900,352	3,900,352	12.2%
LGP VIII	0	0	3,900,352	0	3,900,352	3,900,352	12.2%
LUGP VIII	0	0	3,900,352	0	3,900,352	3,900,352	12.2%
Eggers	0	0	3,900,352	0	3,900,352	3,900,352	12.2%
Mhatre	0	0	3,900,352	0	3,900,352	3,900,352	12.2%
Nieh	0	0	3,900,352	0	3,900,352	3,900,352	12.2%
Schaepe	0	0	3,900,352	0	3,900,352	3,900,352	12.2%

(1)   Includes 3,384,215 shares of Common Stock and a warrant to purchase 516,137 shares of Common Stock, each of which are held by Lightspeed VIII.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII.  Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII.

(2)   This percentage is calculated based upon 31,324,097 shares of the Issuer’s common stock outstanding as of December 5, 2017, as reflected in the Issuer’s Quarterly Report on Form 10-Q which was filed with the Securities and Exchange Commission on December 14, 2017.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following paragraphs at the end thereof:

Note Purchase Agreement

As previously disclosed, the Lightspeed VIII was party to a Note Purchase Agreement dated as of May 4, 2017, as amended by Amendment No. 1 to the Note Purchase Agreement dated as of July 6, 2017 (the “Note Purchase Agreement”), with the Issuer and certain other investors of the Issuer.

Pursuant to the Note Purchase Agreement, Lightspeed VIII agreed to purchase from the Issuer, at the Issuer’s election, one or more notes having an aggregate maximum principal amount of $4,275,000, which, under certain circumstances, would be convertible, at the option of the Issuer, into shares of Common Stock.  On February 26, 2018, Lightspeed VIII funded $4,275,000 under the Note Purchase Agreement and was issued a note of the Issuer (the “Note”).

The Note has an interest rate of 8.0% per annum and will mature 540 days from the date of issuance, with accrued interest payable at maturity. Pursuant to the terms of the Note Purchase Agreement, as the maturity date of the Note will occur prior to the date at which the Issuer would have been permitted to convert such amounts into Common Stock, the Note will not be convertible by the Issuer into Common Stock.

The foregoing description of the Note Purchase Agreement is qualified in its entirety by reference to the Note Purchase Agreement and form of amendment thereto filed as Exhibit C to this Schedule 13D and incorporated by reference herein.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 2, 2018

Lightspeed Venture Partners VIII, L.P.

By:	Lightspeed General Partner VIII, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed General Partner VIII, L.P.

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed Ultimate General Partner VIII, Ltd.

By:	/s/ Christopher J. Schaepe
Authorized Representative

By:	/s/ Barry Eggers
Barry Eggers

By:	/s/ Ravi Mhatre
Ravi Mhatre

By:	/s/ Peter Y. Nieh
Peter Y. Nieh

By:	/s/ Christopher J. Schaepe
Christopher J. Schaepe